ANGELES PARTNERS XI
c/o Angeles Realty Corporation II
55 Beattie Place, P.O. Box 1089
Greenville, South Carolina 29602
April 19, 2007
Dear Limited Partner:
As you may be aware by now, MPF-NY 2007, LLC, MPF Badger Acquisition Co., LLC, MPF Special Fund 8, LLC, MacKenzie Patterson Special Fund 7, LLC, MacKenzie Patterson Special Fund 5, LLC, MPF DeWaay Premier Fund, LLC, MPF DeWaay Premier Fund 3, LLC, MPF Flagship Fund 12, LLC, MPF Acquisition Co., LLC, MPF DeWaay Fund 5, LLC, SCM Special Fund, LLC and MacKenzie Patterson Fuller, LP (collectively, the “MacKenzie Group”), initiated an unsolicited tender offer to buy units of limited partnership interest (“Units”) in Angeles Partners XI (the “Partnership”) on April 6, 2007.
The Partnership, through its managing general partner, Angeles Realty Corporation II, is required by the rules of the Securities and Exchange Commission to make a recommendation regarding whether you should accept or reject this offer or to state that the Partnership is remaining neutral with respect to this offer. The managing general partner is of the opinion that secondary market sales information is not a reliable measure of value in this instance because of the limited number of reported trades. Therefore, the Partnership, through its managing general partner, does not express any opinion, and is remaining neutral, with respect to the MacKenzie Group’s offer due to the lack of a reliable indicator of the fair value of the Units.
However, we call your attention to the following considerations:
•	The MacKenzie Group’s offer to purchase estimates the liquidation value of the Partnership to be approximately $803.74 per Unit, or higher. However, the MacKenzie Group is only offering $521.00 per Unit. Though the offer is higher than Peachtree Partners’ tender offer in February 2007 of $500.00 per Unit, the MacKenzie Group’s offer to purchase is less than its own estimated liquidation value per Unit.

•	The $521.00 per Unit offer price will be reduced by the amount of any distributions declared or made between April 6, 2007 and May 4, 2007, which may be further extended in the sole discretion of the MacKenzie Group.

•	The MacKenzie Group’s offer is limited to 7,925 Units. If more than 7,925 Units are tendered in the MacKenzie Group’s offer, the MacKenzie Group will either accept the Units on a pro rata basis or accept none, if an investor were to elect the “all or none” option. Therefore, an investor who tenders all of its Units might not fully dispose of its investment in the Partnership or might not dispose of any of its tendered Units.

•	The Partnership recently obtained a new appraisal of its sole investment property, Fox Run Apartments, a 776-unit apartment complex located in Plainsboro, New Jersey. The appraisal report was received March 9, 2007, and the appraisal valued the property at $102,300,000, as of January 19, 2007.

•	AIMCO Properties, L.P. (collectively with its affiliates “AIMCO Properties”) made a tender offer on November 4, 2004 for the purchase of Units at a purchase price of

$521.19 per Unit (as revised from its original offer of $359.55 per Unit). The offer was held open through December 28, 2004 with 2,181 Units being acquired.

•	Since 2004, AIMCO Properties has acquired the following Units through direct purchases:

Date	Number of Units	Price Per Unit
2007	50	$521.19
2006	5	$521.19
2005	245	$521.19
2004	104	$125.52
•	Set forth below is secondary sales information as reported by Direct Investments Spectrum (formerly known as The Partnership Spectrum) and The American Partnership Board, which are the only two independent sources from which we currently have information regarding secondary market sales. The gross sales prices reported by these services do not necessarily reflect the net sales proceeds received by sellers of Units, which typically are reduced by commissions and other secondary market transaction costs to amounts less than the reported price. We do not know whether the information compiled by these services is accurate or complete. Other sources, such as The Stanger Report, may contain prices for Units that equal or exceed the sales prices reported by Direct Investments Spectrum and The American Partnership Board.
•	Set forth below are the high and low sales prices of Units during the years ended December 31, 2006, 2005 and 2004, as reported by Direct Investments Spectrum, an independent, third-party source. Direct Investments Spectrum has not reported any sales for 2007 through January 31, 2007.

	HIGH	LOW
Year Ended December 31, 2006:	$395.00	$265.00
Year Ended December 31, 2005:	$289.57	$266.00
Year Ended December 31, 2004:	$211.11	$207.05
•	Set forth below are the high and low sales prices of Units for the years ended December 31, 2005 and 2004, as reported by the American Partnership Board, an independent, third-party source. The American Partnership Board did not report any sales for the year ended December 31, 2006 and has not reported any sales for 2007 through March 31, 2007.

	HIGH	LOW
Year Ended December 31, 2005:	$289.57	$289.57
Year Ended December 31, 2004:	$211.11	$207.05
•	Any increase in the MacKenzie Group’s ownership of Units as a result of the MacKenzie Group’s offer may affect the outcome of Partnership decisions, in that the increase will concentrate ownership of Units. Affected decisions may include any decision in which limited partners unaffiliated with the managing general partner are given an opportunity to consent or object.

•	The MacKenzie Group offer states that you will have the right to withdraw Units tendered in the offer at any time until the offer has expired and, if the MacKenzie Group has not agreed to accept your Units for payment by June 5, 2007, you can withdraw them at any time after June 5, 2007, until your Units have been accepted for payment.

•	AIMCO Properties, which collectively holds 28,436 Units, or 71.76% of the outstanding Units, does not intend to tender any of their Units in the MacKenzie Group’s offer.

•	The MacKenzie Group does not indicate what its specific plans or proposals are regarding future tender offers, however it states that it may make additional tenders for Units at higher prices.
     The managing general partner, on behalf of the Partnership, urges each investor to carefully consider the foregoing information before tendering his or her Units to the MacKenzie Group.
     Each limited partner should make its own decision as to whether or not it should tender or refrain from tendering its Units in an offer in light of its unique circumstances including (i) its investment objectives, (ii) its financial circumstances including the tolerance for risk and need for liquidity, (iii) its views as to the Partnership’s prospects and outlook, (iv) its own analysis and review of all publicly available information about the Partnership, (v) other financial opportunities available to it, (vi) its own tax position and tax consequences, and (vii) other factors that the holder of Units may deem relevant to its decision. Under any circumstances, limited partners should be aware that a sale of their interests in the Partnership will have tax consequences that could be adverse.
     To ensure compliance with requirements imposed by the IRS, we inform you that any U.S. federal tax advice contained in this communication (including any attachments) is not intended or written to be used, and cannot be used, for the purpose of avoiding penalties under the Internal Revenue Code. The advice contained in this communication was written to support the promotion or marketing of the transaction or matter addressed by the advice. Each taxpayer should seek advice based on the taxpayer’s particular circumstances from an independent tax advisor.
     If you would like to discuss this matter in greater detail, please contact our Investor Relations Department at ISTC Corporation at (864) 239-1029 or at PO Box 2347, Greenville, SC 29602.

Sincerely,

Angeles Realty Corporation II
Managing General Partner

By:	/s/ Martha L. Long

Title: Senior Vice President

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